SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                             Commission File Number: 000-14940
                                                                     ---------

                          NOTIFICATION OF LATE FILING

|_| Form 10-K   |_| Form 11-K   |_| Form 20-F    |X| Form 10-Q   |_| Form N-SAR

         For Period Ended: June 30, 2006
                           ----------------------------------------------------

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Report on Form N-SAR
|_| Transition Report on Form 11-K

         For Transition Period Ended: Not applicable
                                      -----------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable
                                                        -----------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: HealthSouth Corporation
                         ------------------------------------------------------
Former name, if applicable: Not Applicable
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Address of principal executive office: One HealthSouth Parkway
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City, state and zip code: Birmingham, Alabama 35243
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


                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         | (a)        The reason described in detail in Part III of this form
         |            could not be eliminated without unreasonable effort or
         |            expense;
 |X|     |
         | (b)        The subject annual report, semi-annual report, transition
         |            report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
         |            Form N-CSR, or portion thereof, will be filed on or
         |            before the fifteenth calendar day following the
         |            prescribed due date; or the subject quarterly report or
         |            transition report on Form 10-Q, or portion thereof, will
         |            be filed on or before the fifth calendar day following
         |            the prescribed due date; and
         |
         | (c)        The accountant's statement or other exhibit required by
         |            Rule 12b-25(c) has been attached, if applicable.


                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         Over the past three and a half years, HealthSouth Corporation (the "Company") has devoted a significant portion of its time and attention to matters primarily outside the ordinary course of business, including replacing its executive management team, cooperating with federal investigators, defending numerous lawsuits, restructuring its finances and reconstructing its accounting records. During the past 14 months, the Company filed with the Securities and Exchange Commission (the "SEC") (i) its comprehensive Annual Report on Form 10-K ("2003 Annual Report") for the fiscal years ended December 31, 2003 and 2002, including a restatement of previously issued consolidated financial statements for the fiscal years ended December 31, 2001 and 2000,
(ii) its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 ("2004 Annual Report"), (iii) its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 ("2005 Annual Report") and (iv) its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the "March 31 10-Q").

         The reconstruction of the Company's historical financial and accounting records and the preparation of the 2003 Annual Report, the 2004 Annual Report, the 2005 Annual Report and the March 31 10-Q required substantial resources of the Company. In addition, although the Company has spent substantial time and effort improving its internal control over financial reporting, management will conclude in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 that the Company's internal control over financial reporting was not effective as of June 30, 2006 and that the material weaknesses that existed as of December 31, 2005 (as disclosed in the 2005 Annual Report) were still present at June 30, 2006. Finally, the Company has expended additional time and resources since the filing of its March 31 10-Q to prepare not only the periodic information for the six months ended June 30, 2006, but also the periodic information for the six months ended June 30, 2005, which, as noted below, has never before been presented. As a result of the foregoing, the Company is unable to timely prepare its financial statements with respect to its fiscal quarter ended June 30, 2006. As such, the Company will not be able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 on a timely basis. The Company intends to complete the preparation of its financial statements for the period ended June 30, 2006 and file its Quarterly Report on Form 10-Q relating thereto by August 14, 2006, as prescribed by Rule 12b-25(b).


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

  John P. Whittington                     (205)                  970-7712
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         (Name)                         (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 |_| Yes |X| No

         As previously indicated in its Notifications of Late Filing on Form 12b-25, the Company was unable to timely file the following reports for substantially the same reasons as set forth in Part III above: (i) its Quarterly Reports on Form 10-Q for all quarterly periods ended after September 30, 2002 through and including the quarterly period ended September 30, 2005, for which such reports were required and (ii) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2002, 2003, 2004 and 2005. As reported above, the Company filed a comprehensive 2003 Annual Report with the SEC on June 27, 2005, filed its 2004 Annual Report with the SEC on December 2, 2005, and filed its 2005 Annual Report with the SEC on March 29, 2006. The comprehensive 2003 Annual Report contained the required financial statements for the periods ended December 31, 2002 and 2003, the 2004 Annual Report contained the required financial statements for the period ended December 31, 2004, and the 2005 Annual Report contained the required financial statements for the period ended December 31, 2005. Other than the March 31 10-Q, which includes quarterly financial information for the quarterly periods ended March 31, 2005 and March 31, 2006, the Company has not filed any of the previously described Quarterly Reports, nor did it include such required quarterly information in the comprehensive 2003 Annual Report, the 2004 Annual Report or the 2005 Annual Report filed with the SEC.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         This item is not applicable because the Company has never published information for the six months ended June 30, 2005. The Company's Form 10-Q for the second quarter of 2006 will include quarterly and year-to-date information for 2005. The Company currently estimates it will have a pre-tax loss from continuing operations for the second quarter of 2006, but its pre-tax loss from continuing operations will decrease from the second quarter of 2005 by approximately $10 million to $20 million. As expected, consolidated net operating revenues for the three months ended June 30, 2006, as compared to the same period in 2005 decreased due primarily to continuing volume decreases in the Company's operating segments. However, this revenue decline has been largely offset by reduced expenses. In addition, the results of operations for the second quarter of 2006 will include an approximate $19 million gain on the Company's interest rate swap. As previously disclosed, the Company's pre-tax loss for the six months ended June 30, 2006 will include a $361 million loss on early extinguishment of debt related to the Company's recapitalization transactions completed in March 2006. In addition, as previously disclosed, the Company's pre-tax loss for the six months ended June 30, 2005 will include a $215 million loss related to the global, preliminary agreement in principle with the lead plaintiffs in the federal securities class actions and the derivative litigation, as well as with the Company's insurance carriers, to settle claims filed against it, certain of its former directors and officers, and certain other parties.


                            HealthSouth Corporation
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          HealthSouth Corporation

                                          By: /s/ John P. Whittington
                                              ---------------------------------
                                              John P. Whittington
                                              Interim General Counsel and
                                              Corporate Secretary

Date: August 8, 2006